OPEN TEXT CORPORATION

275 Frank Tompa Drive

Waterloo, Ontario, Canada

T (519) 888-7111 F (519) 888-0677

December 5, 2011

By Electronic Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 4561

Washington, D.C. 20549

Attention: Melisa Kindelan,

         Staff Accountant, Division of Corporation Finance

Re:	Open Text Corporation

File No. 0-27544

Dear Ms. Kindelan:

This letter reflects our response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated November 22, 2011 to Mr. Paul McFeeters, our Chief Financial Officer. The Comment letter relates to our Form 10-K for the fiscal year ended June 30, 2011 (“Form 10-K”) which was filed with the Commission on August 15, 2011 and our current reports on Form 8-K (“Form 8-K”) filed with the Commission on October 26, 2011 and August 10, 2011.

For ease of reference, the response set forth below has been organized in the same manner in which the Staff’s comments were organized, and such Staff comments are set out in bold text below.

Form 10-K for the Year Ended June 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Fiscal 2011 Compared to Fiscal 2010

Provision for (recovery of) income taxes, page 34

1. Tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where the statutory tax rates differ from that of the Canadian statutory rate, including which foreign jurisdictions had a more significant impact on your effective tax rate for each period presented. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. In addition, with view to enhanced disclosures in future filings, please explain further the reasons for the reorganization of your international subsidiaries and how such changes have or will impact your effective tax rate. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

We note the Staff’s comments above.

Supplementally, we advise the Staff that we did not discuss the impact of foreign jurisdictions on our effective tax rates because we believed that, although the impact of foreign rates is significant, it has been consistent year over year in proportion to total income as disclosed under our “Income Taxes” note in our Notes to Consolidated Financial Statements included in our Form 10-K for the fiscal year ended June 30, 2011 (“Note 13”). We submit and note that the most significant impact on the difference in our consolidated effective tax rate from the expected Canadian tax rate was due to the impact of our internal reorganization of subsidiaries and the integration of acquisitions and not, per se, the impact of earning higher income in non-Canadian jurisdictions. In the context of this reorganization where there was a change in the tax status of certain subsidiaries there was a significant reduction of deferred tax liabilities related to acquired intangibles and a corresponding credit impact to the tax provision expense and that was the primary cause for the lower foreign tax expense.

We also note the Staff’s comments regarding a more fulsome discussion explaining the relationship between the Company’s foreign and domestic effective tax rates. Under Note 13, we have reported the amount of foreign and domestic income, foreign and domestic income taxes, the impact of foreign tax rate differences and listed the most significant income

United States Securities and Exchange Commission

December 5, 2011

tax jurisdictions. We believe that the “rate reconciliation” and other disclosures provided under Note 13 provided information necessary to understand the impact that foreign income tax rates had on our results of operation for the periods presented. However, we note and accept the Staff’s comments on this matter and undertake that in future filings we will enhance our future MD&A disclosures by including the foreign jurisdictions which feature the largest discrepancy between the foreign and domestic tax rates.

With respect to the Staff’s request for “further reasons” for the reorganization of our international subsidiaries we submit that Note 13 does clarify the primary reasons for the reorganization of our international subsidiaries as being undertaken to (i) consolidate our intellectual property within certain jurisdictions; and (ii) to effect an operational reduction of our global subsidiaries with a view to, eventually, having a single operating legal entity in each jurisdiction. We, however, note and accept the Staff’s comments on this matter and supplementally advise the Staff that in future filings we will clarify within our MD&A the following “further” reasons (in addition to the two already listed above) for the reorganization as being undertaken to: (i) better safeguard our intellectual property in jurisdictions with well established legal regimes and protections; and (ii) simplify the management of our intellectual property ownership.

In addition we will also, in future filings, cross reference the tax-related discussion and analysis in the MD&A to the “Income Taxes” note in our financial statements.

Liquidity and Capital Resources, page 35

2. We note a substantial amount of your revenue is generated from foreign subsidiaries. We also note that your cash and cash equivalents appear to be held in major banks in the countries in which you operate. Tell us your consideration to disclose the amount of cash and cash equivalents that are currently held by your foreign subsidiaries and the amounts, if any, that are subject to restriction from and/or additional taxes upon repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

We note the Staff’s comments and supplementally advise the Staff that the cash and cash equivalents held by our foreign subsidiaries are not subject to any restrictions that would prevent their repatriation to Canada.

We also supplementally advise the Staff that our organizational structure largely permits investments in foreign subsidiaries and the related undistributed earnings to be repatriated to Canada without attracting additional taxation. We do have subsidiaries where additional taxation may arise on repatriation of earnings to Canada, the most significant being the United States; however, this income is intended to be reinvested indefinitely by these subsidiaries for purposes such as financing local acquisitions, and is not intended to be repatriated. In addition, we believe that we have sufficient sources of liquidity to meet our liquidity needs, regardless of any taxes upon repatriation, such that those taxes are not expected to have a material effect on our overall liquidity or capital resources or our ability to meet our cash requirements over either the short or the long term.

As such, we have not disclosed the amount of cash and cash equivalents held by foreign subsidiaries, as we do not expect any material impact on our liquidity, financial condition or results of operation on account of such cash being restricted or incurring additional taxes upon repatriation.

To enhance our disclosures we will in future filings state that we do not have any restrictions on repatriation of cash from foreign subsidiaries nor do we expect taxes on repatriation of cash held in foreign subsidiaries to have a material effect on the Company’s overall liquidity, financial condition or results of operations.

3. We note you state that your cash and cash equivalents, as well as available credit facilities and committed loan facilities, will be sufficient to fund your anticipated cash requirements for working capital, contractual commitments, and capital expenditures for the “foreseeable future.” Please confirm, if true, and revise in the future to indicate whether the Company’s cash resources will be sufficient to meet your operating needs for the next 12 months. We refer you to FRC 501.03(a).

We confirm that our cash and cash equivalents, as well as available credit facilities and committed loan facilities, will be sufficient to fund our anticipated cash requirements for working capital, contractual commitments, and capital expenditures for the next 12 months, and intended the term “foreseeable future” to encompass the next 12 months. To clarify this point, we note and accept the Staff’s comments above and will revise future filings to indicate specifically that we believe our cash resources will be sufficient to meet our operating needs for the next 12 months.

United States Securities and Exchange Commission

December 5, 2011

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies

Litigation, page 107

4. You disclose that you review the status of each significant claim or legal proceeding and if the potential loss from such matters is considered probable and the amount can be reasonably estimated, you accrue for the estimated loss. Please tell us your consideration of expanding this disclosure in future filings to discuss your assessment of reasonably possible losses. Also, specific to the legal matters referenced on page 140, please tell us if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Supplementally we advise the Staff that we evaluate quarterly our legal matters to determine how such matters should be treated for accounting and disclosure purposes in accordance with the requirements of ASC 450-20-50. Specifically, this evaluation process includes the centralized tracking and itemization of the status of all our disputes and litigation items, discussing the nature of any litigation and claim, including any dispute that is reasonably likely to result in litigation, with relevant internal and external counsel, and assessing the progress of each matter in light of its merits and our experience with similar proceedings under similar circumstances. As of the date of the filing of our Form 10-K, for the fiscal year ended June 30, 2011, the aggregated losses were not material to our consolidated financial position or result of operations and we do not believe it is reasonably possible that a loss exceeding the amounts already recognized may have been incurred that would be material. However, we note and accept the Staff’s comments and confirm that we will undertake to disclose in the litigation disclosure in future SEC filings, if true, that the recorded amounts of possible reasonable losses are not material to our consolidated financial position or results of operations.

Note 13 – Income Taxes, page 121

5. Please tell us the amount, if any, of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration and the related undistributed earnings, as well as your consideration for disclosing such amounts pursuant to ASC 740-30-50.

Supplementally we advise the Staff that, except as stated in the following paragraph, our organizational structure generally, permits investments in foreign subsidiaries, and the related undistributed earnings, to be repatriated to Canada without attracting additional taxation. Therefore the amount of the deferred tax liability for temporary differences related to these investments in foreign subsidiaries that are essentially permanent in duration is nil.

However, we do have subsidiaries where additional taxation may arise on repatriation of earnings to Canada, the most significant being the United States; however this income is intended to be reinvested indefinitely by these subsidiaries for purposes such as financing local acquisitions. Significant acquisition activity and related entity mergers and reorganizations over the last twenty years have made the calculation of the timing difference impracticable. We, however, note and accept the Staff’s comments and will undertake to disclose in future annual filings, under our “Income Taxes” note, our position as follows:

“We have not provided for foreign withholding taxes or deferred income tax liabilities for temporary differences related to the undistributed earnings of our non-Canadian subsidiaries since we do not currently expect to repatriate such earnings. It is not practicable to reasonably estimate the amount of additional deferred income tax liabilities or foreign withholding taxes that may be payable should these earnings be distributed in the future.”

United States Securities and Exchange Commission

December 5, 2011

Forms 8-K Filed October 26, 2011 and August 10, 2011

6. Your disclosure of the “Non GAAP-based Adjusted Operating Margin and Adjusted Net income” appears to be a form of a non-GAAP income statement. We believe this disclosure conveys undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. In this regard, tell us your consideration to remove this disclosure and instead continue to present only the individual reconciliations for non-GAAP based adjusted operating margin and non-GAAP based adjusted net income pursuant to Item 10(e)(1)(i) of Regulation S-K that you currently provide.

We acknowledge that we have presented non-GAAP financial measures in our quarterly earnings release furnished to the Commission in our Form 8-K in a form of non-GAAP income statement. We did not intend to convey undue prominence, but rather to present information to analysts, investors and other stakeholders in a way that is provided to our executive management. Notwithstanding the guidance provided under Question 102.10 of the Commissions Compliance and Disclosure Interpretations, we believe our presentation is necessary to explain how our non-GAAP measures are calculated and to give investors, analysts and other stakeholders a more clear explanation and comparison for changes and fluctuations in our non-GAAP measures. For instance, our non-GAAP based adjusted operating margin for the three months ended June 30, 2011 was 25.8% compared to 32.1% for the three months ended June 30, 2010. As illustrated in the presentation of our “Non-GAAP based Adjusted Operating Margin and Adjusted Net income” tables, the main contributor for the decrease in our non-GAAP based adjusted operating margin was due to an increase in sales and marketing activity during the three months ended June 30, 2011, as compared to the three months ended June 30, 2010. Additionally, the tax rate impacting our non-GAAP adjusted net income changed from 27% in Fiscal 2010 compared to 14% in Fiscal 2011, which is illustrated in our non-GAAP income statement, but would not be apparent if we only presented the individual reconciliations for non-GAAP based measures pursuant to Item 10(e)(1)(i) of Regulation S-K. We believe our presentation, although in the form of a non-GAAP income statement, is useful to analysts, investors and other stakeholders and consistent with how our executive management views our results of operation.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we acknowledge that the Division of Enforcement of the Commission has access to all information provided to the Staff in connection with the filing.

If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at (905) 762-6121.

Sincerely,

/s/ Paul McFeeters

Paul McFeeters.

cc:	Gordon A. Davies, Chief Legal Officer and Corporate Secretary, Open Text Corporation Sujeet Kini, Vice President, Controller, (Principal Accounting Officer), Open Text Corporation KPMG, Canada, LLP

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